SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

March 8, 2007

 NNO – TSX

NTO – AMEX

NORTHERN ORION REPORTS FOURTH QUARTER AND 2006 RESULTS

Northern Orion is pleased to announce net earnings of $9,908,000 ($0.06 per share) for the fourth quarter of 2006 (“Q4 2006”) and net earnings of $86,781,000 ($0.57 per share) for the year ended December 31, 2006, compared with net earnings of $18,695,000 ($0.13 per share) and net earnings of $44,128,000 ($0.31 per share) for the same periods in 2005, respectively.

Fourth Quarter 2006 Highlights

•

The Company’s share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) from Alumbrera was $17,798,000 ($0.12 per share) compared to $31,295,000 ($0.21 per share) for Q4 2005.

•

Equity earnings from Alumbrera were $11,741,000 ($0.08 per share) in Q4 2006, compared to $20,260,000 ($0.14 per share) for Q4 2005.

•

Average realized copper price was $2.34 per pound and average realized gold price was $605 per ounce in Q4 2006 ($2.27 and $498 in Q4 2005 respectively).  The average realized copper price was well below the spot price of $3.14 per pound in Q4 2006 due to negative price adjustments on final settlement of certain Q2 2006 and Q3 2006 sales.

•

The Company’s share of Alumbrera sales in Q4 2006 was 10,406,000 pounds of copper and 17,994 ounces of gold (16,498,000 pounds and 23,067 ounces in Q4 2005 respectively).

•

During the quarter, the Company recorded a future income tax liability of $2,000,000 arising from non-deductible expenditures capitalized.

•

The Company completed an update to the feasibility study (FSU) for the development of its Agua Rica project which indicates that Agua Rica is technically feasible and economically viable and can be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.  The FSU indicates an IRR of 20% based on 100% equity, a payback of initial capital investment within 2.9 years and an NPV (8%) of $1.9 billion.

Full Year Highlights

•

The Company’s share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Alumbrera non-GAAP measures below) from Alumbrera was $140,023,000 ($0.92 per share) compared to $75,500,000 ($0.53 per share) for 2005.

•

Equity earnings from Alumbrera were $93,167,000 ($0.61 per share) in 2006, compared to $46,755,000 ($0.33 per share) for 2005.

•

Average realized copper price was $3.54 per pound and average realized gold price was $608 per ounce in 2006 ($1.88 and $452 in 2005 respectively).  The Company’s share of Alumbrera sales in 2006 was 48,178,000 pounds of copper and 79,211 ounces of gold (50,666,000 pounds and 71,777 ounces in 2005 respectively).

•

As a result of strong earnings in the last few quarters, Alumbrera paid its first earned royalty payment under the original royalty agreement to Yacimientos Mineros de Agua de Dionisio (“YMAD”), a quasi government mining company Argentina.  Further to previous advances of $16.4 million, payments of $67.2 million (on a 100% basis) were made to YMAD by Alumbrera in the second half of 2006.

•

An ongoing ore delineation drilling programme at Alumbrera has confirmed an additional 40 million tonnes of mineral reserves, extending the mine life of Alumbrera by one year until at least mid-2016.

•

During the year, the Company incurred a future income tax liability of $2,000,000 arising from non-deductible expenditures capitalized during the period.

•

At December 31, 2006, the Company had a cash position of $178,956,000.

•

At March 8, 2007, the Company had a cash position of approximately $230 million.

Teleconference call details

Northern Orion will host a telephone conference call on Thursday 8 March 2007 at 1:00 p.m. Pacific (4:00 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.

The conference call will be archived for later playback until March 15, 2007 and can be accessed by dialing 1-800-319-6413 or 1-604-638-9010 and using the passcode 3519#.

Results of Operations for the fourth quarter and year ended December 31, 2006

The following table sets forth selected consolidated financial information for the fourth quarters of 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations
				Years ended
	Fourth quarter			December 31,
	2006	2005	2006	2005	2004
Equity earnings of Minera Alumbrera Ltd.	$11,741	$20,260	$93,167	$46,755	$32,659
Expenses
Financing costs	--	(281)	--	(1,134)	(1,036)
Foreign exchange (losses) gains	201	63	122	2,794	(1,621)
Office and administration	(743)	(1,537)	(2,777)	(3,342)	(2,205)
Professional and consulting	(659)	(766)	(2,087)	(1,957)	(1,989)
Property maintenance and exploration	(797)	(61)	(1,825)	(193)	--
Stock-based compensation	--	(77)	(5,165)	(1,749)	(1,607)
Write-down of mineral property interests	--	--	--	--	(22,209)
Interest and other income	2,165	1,171	7,846	3,493	366
Interest expense	--	(77)	--	(539)	(1,129)
Settlement of lawsuit	--	--	(500)	--	--
Earnings before income taxes	11,908	18,695	88,781	44,128	1,229
Provision for income taxes	(2,000)	--	(2,000)	--	--
Net earnings for the period	$9,908	$18,695	$86,781	$44,128	$1,229
Earnings per share - basic	$0.06	$0.13	$0.57	$0.31	$0.01
Earnings per share - diluted	$0.06	$0.11	$0.48	$0.27	$0.01
Weighted average shares outstanding ('000s)
Basic	152,531	148,476	151,521	143,734	109,214
Diluted	177,876	167,886	179,012	163,361	131,541

Consolidated balance sheets			As at December 31,
			2006	2005	2004
Total assets			$420,300	$321,826	$201,514
Total long-term liabilities			$36,991	$34,353	$36,093

Alumbrera operations

During the three months ended December 31, 2006, the Company recorded equity earnings of $11,741,000, a decrease of 42% over the same period in 2005.  The decrease is primarily due to lower copper grades mined in Q4 2006 compared to Q4 2005 and higher costs experienced in Q4 2006.  During the year ended December 31, 2006, the Company’s equity earnings of $93,167,000 were a 99% increase over the same period in 2005, mostly due to higher copper prices.  These factors are described in greater detail below.

The following is a summary of Northern Orion’s 12.5% proportional share of Alumbrera’s operations for the year ended December 31, 2006 and 2005:

Table 2

Company's 12.5% proportional share of Alumbrera operations
			Year ended
	Fourth quarter		December 31,
	2006	2005	2006	2005
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)
EBITDA (1)	$17,798	$31,295	$140,023	$75,500
Equity earnings	$11,741	$20,260	$93,167	$46,755
EBITDA, per share (1)	$0.12	$0.21	$0.92	$0.53
Equity earnings, per share	$0.08	$0.14	$0.61	$0.33
Sales - Copper (pounds)	10,406,000	16,498,000	48,178,000	50,666,000
Gold (ounces)	17,994	23,067	79,211	71,777
Average realized price
Copper ($ per pound)	$2.34	$2.27	$3.54	$1.88
Gold ($ per ounce)	$605	$498	$608	$452
Copper cash costs per pound,	$0.27	$0.05	$0.20	$0.10
net of gold credits (1)
Key production statistics
Ore mined (tonnes)	1,347,000	1,103,000	3,876,000	4,172,000
Ore milled (tonnes)	1,150,000	1,197,000	4,544,000	4,576,000
Grades - Copper (%)	0.48	0.65	0.56	0.57
Gold (grams/tonne)	0.54	0.77	0.71	0.63
Recoveries - Copper (%)	83	91	88	90
Gold (%)	74	79	78	78
Production - Copper (pounds)	10,102,000	15,601,000	49,630,000	51,606,000
Gold (ounces)	14,843	23,972	80,145	72,162

(1) These are non-GAAP measures as described below.

Average realized copper and gold prices in Q4 2006 were 3% and 21% higher, respectively, than for the same period in 2005.  Average realized prices in 2006 were 88% and 34% higher, respectively, than in 2005.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a falling copper price environment which was experienced throughout Q4 2006, these adjustments on certain sales recognized during Q2 2006 and Q3 2006 resulted in a realized price of $2.34 per pound of copper during Q4 2006, substantially lower than the average spot price of $3.14 per pound for the period.  As copper prices were rising during the first half of 2006, the Company recorded positive adjustments on certain sales recognized in late 2005, and as a result, the realized copper price of $3.54 per pound for the full year of 2006 was above the average spot price of $3.08 per pound.

The average copper grade mined in Q4 2006 was 0.48% compared to 0.65% in Q4 2005.  The lower grade in Q4 2006 was in line with budget expectations as lower-grade zones were mined.  Recoveries of copper were also lower compared to Q4 2005 and were slightly below budget expectations as a result of stockpile blending and processing of high gypsum content material. Both the lower copper grades and the lower recoveries led to a decrease in copper production during the quarter. Alumbrera expects to return to budgeted recovery rates during the first quarter of 2007.  During the year ended December 31, 2006, the average copper grade was 1% lower than the 2005 grade, and the average copper recovery was 2% lower than in 2005, resulting in a 4% reduction in copper production compared to 2005.

The average gold grade for Q4 2006 was 0.54 grams per tonne compared to 0.77 g/t in Q4 2005.  This, combined with lower gold recoveries for the same reasons as lower copper recoveries, resulted in a decrease in gold production of 38% in Q4 2006 compared to Q4 2005.  For the year, the average gold grade was 0.71 g/t compared to 0.63 g/t in 2005 resulting in an 11% increase in gold production.

Higher gold production and prices generally have a positive effect on cash costs per pound of copper net of gold credits, but increased royalties since Q2 2006 have offset the gold factor and have resulted in cash costs per pound of copper (net of gold credits) increasing from $0.05 in Q4 2005 to $0.27 in Q4 2006, and from $0.10 for the full year of 2005 to $0.20 in 2006, as discussed in Section 3.3.  During Q2 2006, Alumbrera started to accrue for royalties payable to Yacimientos Mineros de Agua de Dionisio (“YMAD Royalty”), a quasi-government mining company which owns and administers all mining prospects in the Farallon Negro district, the region which includes the Alumbrera Mine.  Under a royalty agreement put in place prior to project construction, the YMAD Royalty is equal to 20% of net proceeds after capital recovery and certain other adjustments, and is payable in the fiscal year following the one in which positive net proceeds are realized.  The YMAD Royalty is in addition to a royalty which the Alumbrera Mine already pays to the Province of Catamarca.

Total royalties were higher by $1,458,000 in Q4 2006 compared to Q4 2005, and by $16,120,000 in 2006 compared to 2005.

Recent Developments at Alumbrera

Alumbrera completed the expansion of its concentrator in December 2006 for a cost of about $16.7 million (Northern Orion share - $2.1 million).  This is projected to increase mill throughput by 8% to 40 million tonnes per annum.

In August 2006, Alumbrera announced an upgrade in its Mineral Reserves and Resources, extending the mine life at Alumbrera by one year to mid-2016.   This was based on an ongoing delineation drilling programme in the Alumbrera pit undertaken both within the existing ore envelope and for extensions at depth.  As at December 31, 2006, the Mineral Reserves and Resources stand as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*

Mineral Resources* (not including reserves)

Proved	360 Mt @0.45%Cu & 0.48 gpt Au
Probable	23 Mt @0.42%Cu & 0.43 gpt Au
Total	380 Mt @0.45%Cu & 0.48 gpt Au

Measured	20 Mt @0.37%Cu & 0.36 gpt Au

Total	20 Mt @0.37%Cu & 0.36 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Alumbrera Non-GAAP Measures

The Company believes that conventional measures prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a liquidity non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 3

(Stated in thousands, except ounce, pound,	Company's 12.5% proportionate share
per ounce and per pound amounts)
			Year ended
	Fourth quarter		December 31,
	2006	2005	2006	2005
EBITDA Calculation
Revenues from mining activities	$31,482	$43,616	$197,714	$113,056
Cash cost of sales	(13,684)	(12,321)	(57,691)	(37,556)
EBITDA	$17,798	$31,295	$140,023	$75,500
Interest, taxes,
depreciation and amortization	(6,057)	(11,035)	(46,856)	(28,745)
Equity earnings of Alumbrera	$11,741	$20,260	$93,167	$46,755
Cash cost calculation
Gold sales in ounces	17,994	23,067	79,211	71,777
Average realized price per ounce	$605	$498	$608	$452
Total gold revenues	$10,886	$11,487	$48,160	$32,443
Cash cost of sales	13,684	12,321	57,691	37,556
Net costs after gold credits	2,798	834	9,531	5,113
Copper sales in pounds	10,406,000	16,498,000	48,178,000	50,666,000
Cash cost per pound of copper	$0.27	$0.05	$0.20	$0.10

Cash costs net of gold credits increased to $0.27 per pound of copper in Q4 2006 from $0.05 per pound in Q4 2005 and to $0.20 per pound in 2006 from $0.10 per pound in 2005.  The primary cause for the increase is the YMAD Royalty as described above, but costs of production have also increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

Agua Rica

In October 2006, the Company received a Feasibility Study Update (FSU), prepared by Hatch Ltd. and Amec, as part of the ongoing development of its 100% owned Agua Rica copper-gold-molybdenum project. The FSU assumes the development of the Agua Rica deposit on an independent basis and is based on the 1997 BHP/Northern Orion Initial Feasibility Study and recent additional work undertaken by Northern Orion.  The development plan proposed in the FSU indicates that Agua Rica is technically feasible and economically viable and can be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.

Key results of the FSU include:

•

Proven and Probable reserve of 731 million tonnes of ore

•

90,000 tpd open pit operation at a 1.89 to 1 strip ratio

•

23 year mine life, with higher grade ore over the initial 10 years

•

Unescalated capital cost of $2,055 million (stated in second quarter 2006 US dollars)

•

Approximate annual production

o

Years 1-10: 365 million lb/yr copper, 135,000 oz/yr gold and 15 million lb/yr molybdenum

o

Life of Mine (LOM): 300 million lb/yr copper, 125,000 oz/yr gold and 16 million lb/yr molybdenum

•

Project Economics

o

Operating cost of $6.82/ton milled, or negative $0.73/lb copper (net of credits), FOB port of exit

o

Internal Rate of Return (IRR) of 20% (100% equity)

o

Post-tax Net Present Value (NPV) at a 8% discount rate of $1.9 Billion

o

2.9 year capital payback

In accordance with SEC guidelines, the economic analysis of the project was done using the average metal prices over the past 36 months.  These calculate to $1.80 per pound of copper, $465 per ounce of gold, and $22.75 per pound of molybdenum.

In Q4 2006, the Company incurred cash expenditures of $5,362,000 (Q4 2005 – $6,492,000) on advancing the Agua Rica project after the FSU.  During the year ended December 31, 2006, the Company spent $20,902,000 (2005 - $17,441,000) on the Agua Rica project, of which $15,540,000 (2005 – $17,441,000) was for the FSU.

Corporate

Corporate expenses in the fourth quarter of 2006 and in the year ended December 31, 2006 were generally in line with the same periods in 2005, except the following items:

A significant foreign exchange gain was incurred in 2005 as a result of the Company holding significant amounts of Canadian dollars in a volatile U.S. dollar environment.  The Company reduced its exposure to foreign exchange gains and losses during the fourth quarter of 2005 when it converted Cdn.$74 million in cash to U.S. dollars.  No significant foreign exchange gains or losses were experienced in 2006.

Office and administration expenses dropped from $1,537,000 in Q4 2005 to $743,000 in Q4 2006 and from $3,342,000 for the full year of 2005 to $2,777,000 in 2006.  The decrease is mostly due to a one-time payment in Q4 2005 of $817,000 related to the funding of past services costs for a defined contribution pension program which provides pension and life insurance benefits to members of senior management.

Property maintenance and exploration of $797,000 in Q4 2006 included expenditures of $747,000 ($1,648,000 for the year ended December 31, 2006) for general exploration on the Company’s properties in the provinces of Mendoza and Neuquén in Argentina.  Exploration costs prior to 2006 were not significant.  The Company commenced a drilling program in these areas during the third quarter of 2006.

In Q2 2006, the Company settled a labour claim against the Company for $500,000.  In 2004, the claimant had commenced a claim based on termination of an alleged employment relationship with the Company, claiming damages of $714,000.

The Company did not incur stock-based compensation expense during Q4 2006.  Stock-based compensation of $5,165,000 was recorded in Q2 2006 as a result of the issuance of 5,340,000 stock options in Q2 2006.  In 2005, stock-based compensation expense was incurred for the granting of 2,395,000 stock options.  See Section 4.1 for details.

Interest income increased from $1,171,000 in Q4 2005 to $2,165,000 in Q4 2006 (and from $3,493,000 in 2005 to $7,846,000 in 2006) due to the Company’s increased cash balances from cash distributions from Alumbrera and due to rising interest rates over the past 12 months.  Interest and other income in 2006 also included a $401,000 gain on sale of marketable securities recorded in Q2 2006.  At December 31, 2006, $336,000 in interest receivable was included in other receivables on the balance sheet.

Financing costs and interest expense were incurred throughout 2005 in connection with an outstanding term loan facility which the Company repaid in full by the end of 2005.  No such costs were incurred in 2006.

During the year, the Company incurred a future income tax liability of $2,000,000 arising from non-deductible expenditures capitalized.

U.S. GAAP accounting treatment of share purchase warrants

The Company reports its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and provides a reconciliation of Canadian GAAP to U.S. GAAP in a note to its annual financial statements.  Under Canadian GAAP, share purchase warrants are accounted for as equity.  In previous years, the Company did not identify any difference in accounting for these warrants under U.S. GAAP.  Recently, the Securities and Exchange Commission (SEC) has emphasized that U.S. GAAP requires that share purchase warrants that have an exercise price denominated in a currency other than a company’s functional currency must be recorded as a liability and should be fair valued with any resulting gains or losses being included in the calculation of U.S GAAP earnings.  Under these circumstances, a loss would be recorded by the Company when the value of the share purchase warrants increases and vice versa.  However, these losses or gains are non-cash items and will have no effect on the Company’s previously reported financial results under Canadian GAAP.

The Company is currently evaluating the impact of this on its U.S. GAAP earnings.  If the impact is determined to be material, a restatement of the U.S. GAAP note included in the Company’s financial statements and a refiling of these financial statements for any or all of the years ended December 31, 2003, 2004 and 2005 will be required.

Liquidity and Capital Resources

At December 31, 2006, the Company had working capital of $176,761,000 (December 31, 2005 - $133,605,000) and cash and cash equivalents and temporary investments of $178,956,000 (December 31, 2005 - $135,911,000).  The increase in the cash balances in 2006 was mainly due to cash distributions of $61,790,000 received from the Alumbrera mine, offset by cash expenditures of $20,902,000 at Agua Rica.

The Company had no long-term debt at December 31, 2006, other than asset retirement obligations and royalty and net proceeds interest payable.

At December 31, 2006, the Company also had restricted cash of $360,000 ($660,000 – December 31, 2005) held in a non-interest bearing bank account in Argentina.  Pursuant to Argentine legislation, funds entering Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

Outlook

The Company anticipates copper and gold prices will remain strong through 2007.  In 2007, the mine plan at Alumbrera calls for the mining of zones that are of overall similar copper grades as that achieved in 2006 (2007 estimate – 0.55%; 2006 actual – 0.56%), and slightly lower gold grades as compared to 2006 (2007 estimate – 0.65 g/t; 2006 actual – 0.71 g/t).  Recovery rates in 2007 for copper and gold are expected to be similar to or slightly higher than in 2006.  The following graphs show the estimated grades and recoveries for copper and gold for each of the quarters in 2007:

The information above is subject to change and is subject to the risk factors described in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the Company’s current cash balances, will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company will be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  There can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970 or info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

March 8, 2007

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer